New York Daily Tax Free Income Fund, Inc.
c/o Reich & Tang Asset Management, LLC
1411 Broadway, 28th Floor
New York, NY 10018

March 14, 2013

VIA EDGAR

Mr. Kieran Brown
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	New York Daily Tax Free Income Fund, Inc.

Preliminary Proxy Statement on Schedule 14A (811-03955)

Dear Mr. Brown:

In connection with your review of the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the New York Daily Tax Free Income Fund, Inc. (the “Fund”) that was filed with the Securities and Exchange Commission on February 25, 2013 (SEC Accession No. 0000740372-13-000006), the Fund acknowledges that:

1.           In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.           The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.           The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Michael P. Lydon
Michael P. Lydon
President

LEGAL_US_E # 103140114.1